UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2026

(Figures expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to the shareholders of Enel Chile S.A. reached US$ 162 million as of March 2026, equivalent to a 7.0% decrease compared to March 2025, primarily due to higher expenses in the financial result, which offset the improved operating income recorded during the period.

•	Operating revenues totaled US$ 1,198 million as of March 2026, an increase of 8.7% compared to March 2025.

•	Procurement and services costs totaled US$ 682 million as of March 2026, representing a 4.8% increase compared to the same period of the previous year.

•	As a result of the factors described above, the Company’s EBITDA increased by 15.8% to reach US$ 423 million as of March 2026.

•	The financial result shifted from an expense of US$ 26 million as of March 2025 to an expense of US$ 78 million as of March 2026, primarily due to lower foreign exchange rate gains and higher financial expenses.

•	On April 1, 2026, Enel Chile, through its subsidiary Enel Green Power Chile, began construction of the Azabache BESS battery energy storage system in the Antofagasta Region, a project that is part of the hybrid renewable energy plant and will combine three technologies at a single site: solar, wind, and storage. The system will have an installed capacity of 94 MW and a storage capacity of 372 MWh, with 36 MW available at the Valle de los Vientos Wind Farm and 58 MW at the Azabache Photovoltaic Plant.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

BUSINESS SEGMENT SUMMARY

Generation

•	Net energy generation decreased by 2.4% to 5,446 GWh as of March 2026 (-135 GWh), primarily due to lower hydroelectric dispatch, which was largely offset by higher solar and combined-cycle production.

•	Physical energy sales decreased by 2.1% compared to March 2025, reaching 7,878 GWh (-171 GWh) as of March 2026, primarily due to lower sales to free customers.

•	Operating revenues increased by 12.2% to US$ 874 million as of March 2026.

•	Procurement and services costs totaled US$ 435 million as of March 2026, equivalent to a 6.2% increase compared to March 2025, largely due to higher costs for energy purchases and transportation expenses.

•	As a result of the factors described above, the Generation Segment’s EBITDA increased by 22.0% compared to March 2025, reaching a total of US$ 386 million as of March 2026.

	Cumulative
Physical Data	Mar-26	Mar-25	% Change

Total Sales (GWh)	7,878	8,049	(2.1%)
Total Generation (GWh)	5,446	5,581	(2.4%)

Distribution & Networks

•	Physical sales remained stable compared to March 2025, reaching 3,653 GWh as of March 2026.

•	The number of customers grew by 1.1% at the end of March 2026, reaching a total of 2,194,139 end users, particularly in the residential segment. Meanwhile, energy losses rose from 5.8% in March 2025 to 6.7% in March 2026.

•	Operating revenues remained stable compared to March 2025, recording a value of US$ 432 million due to higher energy sales offset by lower other revenue.

•	Procurement and services costs totaled US$ 360 million as of March 2026, representing a 0.9% increase compared to March 2025, primarily due to higher transportation expenses.

•	Given the above, EBITDA for the Distribution and Networks Segment reached US$ 41 million as of March 2026, US$ 9 million below the level recorded in March 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

	Cumulative
Physical Data	Mar-26	Mar-25	% Change

Total Sales (GWh)	3,653	3,660	(0.2%)
Number of Customers	2,194,139	2,169,976	1.1%

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt increased by US$ 41 million compared to December 2025, totaling US$ 3,882 million. This change is explained by the following:

-	The drawdown of Enel Chile’s committed credit line with CAF for a total of US$ 50 million.
-	A decrease of US$ 9 million in lease liabilities (IFRS 16).

Enel Chile’s available liquidity breaks down as follows:

-	Cash and cash equivalents : US$ 454 million
-	Available committed credit lines : US$ 640 million

The average cost of debt in March 2026 remained at 4.9% compared to December 2025.

Hedging and protection:

In order to mitigate the financial risks associated with exchange rate and interest rate fluctuations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s foreign exchange risk hedging policy stipulates that there must be a long-term balance between the currency in which each company’s cash flows are denominated and the currency in which they borrow. Consequently, as of today, the Enel Chile Group has cross-currency swap contracts totaling US$ 170 million and forward contracts totaling US$ 305 million.

To reduce the volatility of the financial statements due to changes in interest rates, the Enel Chile Group maintains an appropriate balance in its debt structure, for which it has interest rate swap contracts totaling US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, Law No. 21,185 of the Ministry of Energy was published on November 2, 2019, in the Official Gazette, creating a Transitional Mechanism for the Stabilization of Electricity Prices for Customers Subject to Rate Regulation (hereinafter the “Rate Stabilization Law”). Under this Law, between July 1, 2019, and December 31, 2020, the prices to be passed on to regulated customers would be the price levels defined for the first half of 2019 (Decree 20T/2018) and would be referred to as the “Stabilized Price for Regulated Customers” (PEC). Between January 1, 2021, and the end of the stabilization mechanism, prices would be those defined in the semiannual price-setting procedures referred to in Article 158 of the Electricity Law and may not exceed the PEC adjusted according to the Consumer Price Index as of January 1, 2021, based on the same date (adjusted PEC). Billing differences resulting from the application of this mechanism would give rise to an account receivable in favor of the generators with a limit of US$1.35 billion through 2023. That limit was reached in January 2022. The balance must be recovered no later than December 31, 2027.

On December 14, 2020, the National Energy Commission (CNE) published Resolution No. 340 Exempt, which amended the technical provisions for the implementation of the Rate Stabilization Law. This Resolution clarified that payments to each supplier “must be applied to outstanding balances in chronological order, starting with the oldest balances and moving to the newest,” rather than on a weighted basis across the total outstanding balances, as the industry had interpreted up to that point.

In addition, this Resolution established that the payment of balances will be made using the observed dollar rate on the sixth business day following the publication of the Coordinator’s Balance Payment Schedule, replacing the average dollar rate for the billing month, as had been established until that time.

>	On August 2, 2022, Law No. 21,472 was published, creating a Rate Stabilization Fund and establishing a New Transitional Electricity Price Stabilization Mechanism for Customers Subject to Price Regulation. This Law establishes a Customer Protection Mechanism (MPC) intended to cover the differences arising between the prices of the respective regulated supply contracts and the stabilized rate. The objective is to prevent increases in electricity bills in 2022 and allow for gradual increases over the next decade. The differences will be covered by a transitional fund of US$ 1.8 billion, through a new instrument called a Payment Document, issued monthly by the General Treasury of the Republic to electricity generation companies in U.S. dollars, which is adjustable, transferable, has a maximum maturity date of December 2032, and is backed by a government guarantee.

This fund will be financed through an additional charge to end-users, segmented by consumption levels, whereby customers with monthly consumption of less than 350 kWh will be exempt from the charge, as will micro and small businesses with monthly consumption of up to 1,000 kWh.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

The fund is administered by the General Treasury of the Republic and will receive an annual government contribution of US$20 million from 2023 until the end of its term on December 31, 2032, in addition to the US$15 million contributed in 2022. All surpluses generated in excess of the US$1.35 billion fund specified in Law 21,185 are recognized as part of the mechanism established in Law No. 21,472.

On March 14, 2023, the CNE published Exempt Resolution No. 86, which establishes the technical provisions for the implementation of Law No. 21,472. Subsequently, on August 9, 2023, the CNE issued Exempt Resolution No. 334, which amends Exempt Resolution No. 86, establishing, among other matters, certain provisions, procedures, deadlines, and conditions for the proper implementation of the aforementioned Law.

In February 2024, the limit of US$ 1.8 billion in accounts receivable from regulated customers established by Law No. 21,472 was reached.

>	On April 30, 2024, Law No. 21,667 was published, which, among other aspects, establishes:

-	It will prevent utility companies from accumulating further debt, as rates for customers subject to price regulation will gradually return to the actual costs of energy and power.

-	Utility companies will recover the balances generated by Laws No. 21,185 and No. 21,472 or the PEC and MPC stabilization mechanisms, respectively.

-	The MPC fund is increased by US$ 5.5 billion, of which an additional US$ 3.7 billion will be backed by a 30% fiscal guarantee. These balances must be repaid no later than December 31, 2035.

-	The most vulnerable users will be protected through the creation of an electricity subsidy.

On the other hand, customers with monthly consumption exceeding 350 kWh/month will pay the actual price of energy and capacity starting from the publication of the average base price decree for the first half of 2024, plus an additional charge (MPC charge) that will allow for the repayment of the debt accumulated by the PEC and MPC. In turn, customers with consumption of 350 kWh or less per month will pay the actual price of energy and capacity starting from the publication of the average base price decree for the second half of 2024, and beginning with the decree for the first half of 2025, the MPC charge will be added.

>	On October 14, 2025, the National Energy Commission (CNE) issued Exempt Resolution No. 633, which approves the “Preliminary Technical Report for the Setting of Average Base Prices for the National Electric System, corresponding to the first half of 2026,” hereinafter “ITP.” This document, , among other aspects, addresses a methodological inconsistency in the CNE’s approach regarding the consideration of inflationary effects when applying the CPI variation and, concurrently, the use of the current interest rate for non-indexed transactions in local currency, all of which took effect upon the entry into force of Supreme Decree No. 7T of 2024, issued by the Ministry of Energy, and subsequently in the successive setting of Average Node Prices for electricity supplies, as referred to in Article 158 of the General Law on Electric Services.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

The deadline for submitting comments on the aforementioned ITP expired on October 24 of 2025.

As of the date of issuance of these consolidated financial statements, the Company is evaluating the potential implications of this proposed change in the methodology identified by the CNE, pending the Final Technical Report for the Setting of Node Prices.

Change of functional currency and reporting currency:

>	Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to U.S. dollars, as the U.S. dollar became the currency that significantly influences the economic environment in which the Company operates.

>	This change in functional currency was primarily driven by the fact that, also effective January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to U.S. dollars. This was primarily because, starting in 2025, the subsidiary’s main source of revenue will come from contracts with non-regulated customers, which—given the billing and collection cycles—result in substantially lower exposure to exchange rate fluctuations compared to contracts with regulated customers, which require significantly more time to complete the collection process. The regulated customer contract portfolio represented the Company’s primary source of revenue through fiscal year 2024.

>	Thus, given the importance of the generation segment to the Group—Enel Chile’s primary source of revenue—the dividends received from its subsidiaries will be determined on a U.S. dollar basis.

The change in the presentation currency at Enel Chile was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency of the consolidated financial statements. For further information, please refer to Note No. 3 of Enel Chile’s Consolidated Financial Statements as of March 31, 2026.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

The generation business, carried out through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereinafter EGP Chile), has a total net capacity of 8,884[1] MW as of March 31, 2026. The generation assets are diversified, with a focus on renewable energy, which accounts for 78%[2] of Enel Chile’s net capacity. Specifically, 3,666 MW correspond to hydroelectric generation units, 1,945 MW to gas- or oil-fired thermal power plants, 2,084 MW to solar plants, 903 MW to wind generation units, 83 MW to geothermal capacity, and 203 MW to battery energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended March 31, 2026, and 2025:

	Energy Sales (GWh)			Market share
	Cumulative			(%)
Markets in which participates	Mar-26	Mar-25	% Change	Mar-26	Mar-25

Sistema Eléctrico Nacional (SEN)	7,878	8,049	(2.1%)	39.3%	40.3%

Distribution & Networks segment

The Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended March 31, 2026, and 2025:

	Energy Sales			Energy Losses
(GWh)
	Cumulative			(%)
Physical Information	Mar-26	Mar-25	% Change	Mar-26	Mar-25

Distribution & Networks Business	3,653	3,660	(0.2%)	6.7%	5.8%

[1] As of December 31, 2025, the total net capacity reported by Enel Chile was 8,904 MW. The decrease is due to the decommissioning of the Tarapacá thermal power plant on March 9, 2026, which had a net capacity of 20 MW.

[2] This corresponds to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

Other Information	Mar-26	Mar-25	% Change

Number of Customers	2,194,139	2,169,976	1.1%
Customers/Employees	4,109	3,967	3.6%

The following table shows revenues from energy sales by business segment and customer type as of March 31, 2026 and 2025:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Mar-26	Mar-25	Mar-26	Mar-25	Mar-26	Mar-25

Generation:	684	717	(114)	(122)	570	595
Regulated customers	274	273	(114)	(121)	160	152
Non regulated customers	366	402	-	(1)	366	401
Spot market	44	42	-	-	44	42
Distribution & Networks:	414	408	(7)	(5)	407	403
Residential	213	212	-	-	213	212
Commercial	120	121	-	-	120	121
Industrial	30	32	-	-	30	32
Other	51	43	(7)	(5)	44	38
Less: Intercompany transactions of different business lines	(121)	(127)	-	-	-	-

Total Energy Sales	977	998	(121)	(127)	977	998

Millions of US Dollars variation in US$ and %	(21)	(2.1%)	-	-	(21)	(2.1%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of March 31, 2026, net income attributable to Enel Chile shareholders amounted to US$ 162 million, representing a decrease of US$ 12 million, or 7.0%, compared to the previous year. This decrease is primarily due to higher expenses in the financial result, which offset the improved operating income recorded during the period.

The following chart compares the cumulative figures of each item of the income statement as of March 31, 2026, and 2025:

	Cumulative Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Mar-26	Mar-25	Change	% Change

REVENUES	1,198	1,102	96	8.7%
Sales	1,034	1,052	(18)	(1.7%)
Other operating revenues	164	50	114	228.0%
PROCUREMENT AND SERVICES	(682)	(651)	(31)	4.8%
Energy purchases	(485)	(453)	(32)	7.0%
Fuel consumption	(78)	(95)	17	(17.4%)
Transportation expenses	(75)	(56)	(19)	34.4%
Other variable procurement and service cost	(43)	(47)	3	(6.7%)
CONTRIBUTION MARGIN	516	452	64	14.3%
Other work performed by entity and capitalized	9	6	3	47.3%
Employee benefits expense	(42)	(38)	(4)	11.6%
Other fixed operating expenses	(59)	(54)	(5)	9.4%
GROSS OPERATING INCOME (EBITDA)	423	365	58	15.8%
Depreciation and amortization	(99)	(84)	(14)	17.0%
Impairment loss (Reversal)	-	-	-	n/a
Impairment loss (Reversal) for applying IFRS 9	(9)	(9)	0	(4.3%)
OPERATING INCOME (EBIT)	316	272	44	16.2%
FINANCIAL RESULT	(78)	(26)	(52)	203.1%
Financial income	11	15	(4)	(25.5%)
Financial expenses	(67)	(57)	(11)	18.8%
Gain (Loss) for indexed assets and liabilities	2	8	(6)	(75.1%)
Exchange rate differences, net	(23)	9	(32)	n/a
OTHER NON-OPERATING RESULTS	4	3	1	33.3%
Share of profit (loss) of associates accounted for using the equity method	4	3	1	16.1%
Other earnings	1	-	1	n/a

NET INCOME BEFORE TAXES	242	249	(7)	(2.8%)
Income Tax	(68)	(63)	(5)	7.8%

NET INCOME	174	186	(12)	(6.4%)
Shareholders of the parent company	162	175	(12)	(7.0%)
Non-controlling interest	12	12	-	-

Earning per share (US$ /share) (1)	0.0023	0.0025	(0.0002)	(7.0%)

(1) As of March 31, 2026 and March 31, 2025 the average number of paid and subscribed shares was 69,166,557,219.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

EBITDA

Enel Chile’s consolidated EBITDA as of March 31, 2026, reached US$ 423 million, representing an increase of US$ 58 million, or 15.8%, compared to March 2025, primarily due to improved operating income during the period.

Operating revenues, operating costs, personnel expenses, and other expenses by nature that determine our EBITDA, broken down by business segment as of March 31, 2026, and 2025, are presented below:

	Cumulative Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Mar-26	Mar-25	Change	% Change

Generation business revenues	874	779	95	12.2%
Distribution & Networks business revenues	432	434	(2)	(0.4%)
Less: consolidation adjustments and other activities	(108)	(110)	2	(2.2%)
Total Consolidated Revenues	1,198	1,102	96	8.7%

Generation business costs	(435)	(410)	(25)	6.2%
Distribution & Networks business costs	(360)	(356)	(3)	0.9%
Less: consolidation adjustments and other activities	113	115	(3)	(2.2%)
Total Consolidated Procurement and Services Costs	(682)	(651)	(31)	4.8%

Personnel Expenses	(14)	(16)	2	(10.0%)
Other expenses by nature	(39)	(37)	(2)	5.1%
Total Generation business	(53)	(53)	(0)	0.5%
Personnel Expenses	(6)	(5)	(1)	18.0%
Other expenses by nature	(25)	(22)	(3)	14.6%
Total Distribution & Networks business	(31)	(27)	(4)	15.2%
Less: consolidation adjustments and other activities	(9)	(6)	(2)	35.7%

EBITDA, by business segment
Generation business EBITDA	386	316	70	22.0%
Distribution & Networks business EBITDA	41	50	(9)	(18.3%)
Less: consolidation adjustments and other activities	(3)	(1)	(2)	253.5%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	423	365	58	15.8%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

Generation business EBITDA

EBITDA for our Generation Segment as of March 31, 2026, reached US$ 386 million, representing an increase of US$ 70 million, or 22.0%, compared to the same period in 2025.

The main factors driving this result are described below:

▪	Operating Revenues as of March 31, 2026, reached US$ 874 million, representing an increase of US$ 95 million, or 12.2% higher than the previous year, which is primarily explained by the following:

>	An increase in other operating revenue of US$ 125 million, primarily due to a gas optimization transaction between Enel Generación Chile and the gas supplier, Shell, which implemented changes to the existing agreement regarding committed volumes. This generated a US$ 140 million income, partially offset by lower revenue from commodity derivatives of US$ 15 million.

This was partially offset by:

>	A decrease in energy sales of US$ 32 million, due to a decrease in revenues of US$ 46 million, primarily explained by a lower average sale price and lower physical sales of -171 GWh (free customers -133 GWh, regulated customers -19 GWh, and spot market -19 GWh). This was offset by the positive effect of a decrease in foreign exchange hedging of US$ 14 million.

▪    Operating costs as of March 31, 2026, totaled US$ 435 million, representing an increase of US$ 25 million, or 6.2%, compared to the same period in 2025, which is primarily explained by:

>	An increase in energy purchases of US$ 30 million, primarily due to higher costs associated with a higher average energy purchase price, despite lower physical purchases (-36 GWh).

>	An increase in transportation expenses of US$ 12 million, primarily due to higher costs for gas regasification and transportation of US$ 10 million.

>	A decrease in fuel consumption costs of US$ 17 million, explained by: (i) a decrease in gas consumption due to lower average purchase prices of US$ 12 million; and (ii) a decrease in oil consumption of US$ 4 million.

▪    Personnel Expenses (net of work on fixed assets) totaled US$ 14 million as of March 31, 2026, remaining in line with the amount recorded for the same period ended March 31, 2025.

▪	Other Expenses by Nature as of March 31, 2026, totaled US$ 39 million, remaining in line with the amount recorded for the same period ended March 31, 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

Distribution & Networks business EBITDA

EBITDA for our Distribution and Networks Segment reached US$ 41 million for the period ended March 31, 2026, representing a decrease of US$ 9 million, or 18.3%, compared to the same period in 2025.

The main factors explaining this result are described below:

▪    Operating Revenues reached US$ 432 million as of March 31, 2026, maintaining a similar level when compared to the same period of 2025, primarily due to:

>	A decrease in other operating revenue of US$ 12 million, primarily due to a decrease in insurance indemnity income of US$ 14 million. This was partially offset by higher income from the recovery of unrecorded consumption of US$ 2 million.

This was partially offset by:

>	An increase in revenue from energy sales of US$ 6 million, mainly due to: (i) an increase of US$ 33 million resulting from currency translation effects caused by the appreciation of the Chilean peso against the U.S. dollar. This was partially offset by a decrease in revenue of US$ 28 million, due to lower physical energy sales (-7 GWh), mainly in the residential segment, combined with the effect of a lower average sale price.

>	An increase in other service revenues of US$ 3 million, attributable to: (i) higher revenues from construction services for utility connections and street lighting of US$ 2 million; and (ii) an increase of US$ 1 million resulting from currency translation effects due to the appreciation of the Chilean peso against the U.S. dollar.

>	An increase in other sales of US$ 1 million, explained by higher revenues from other businesses such as antenna leasing and network relocation.

▪    Operating costs as of March 31, 2026, totaled US$ 360 million, representing an increase of US$ 3 million, or 0.9%, compared to the same period in 2025, which is mainly explained by:

>	An increase in transportation expenses of US$ 8 million, driven by higher payments to transmission companies.

This was partially offset by:

>	A decrease in energy purchases of US$ 3 million, due to: a decrease in physical energy purchases of US$ 31 million; and offset by a negative change of US$ 27 million due to the currency translation effect resulting from the appreciation of the Chilean peso against the U.S. dollar.

>	A decrease in other procurement and services costs of US$ 2 million, mainly due to lower value-added service costs.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

▪    Personnel Expenses (net of work on fixed assets) totaled US$ 6 million as of March 31, 2026, representing an increase of US$ 1 million compared to March 2025, primarily due to higher expenses for annual bonuses and vacation pay.

▪    Other Expenses by Nature totaled US$ 25 million as of March 31, 2026, representing an increase of US$ 3 million compared to the same period last year, primarily due to higher expenses associated with the winter maintenance plan (tree pruning).

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2026, and 2025:

	Cumulative Figures (Figures in US$ million)
	Mar-26			Mar-25
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	386	(79)	307	316	(68)	248
Distribution & Networks business	41	(27)	14	50	(23)	27
Less: consolidation adjustments and other activities	(3)	(2)	(5)	(1)	(2)	(3)

TOTAL ENEL CHILE CONSOLIDATED	423	(108)	316	365	(94)	272

Depreciation, amortization, and impairment totaled US$ 108 million for the period ended March 31, 2026, an increase of US$ 14 million compared to March 2025. This change is primarily due to the commissioning of new renewable energy plants.

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative consolidated non-operating income as of March 31, 2026, and 2025:

	Cumulative Figures
NON OPERATING INCOME (Figures in US$ million)	Mar-26	Mar-25	Change	% Change

Financial income	11	15	(4)	(25.5%)
Financial expenses	(67)	(57)	(11)	18.8%
Exchange rate differences, net	(23)	9	(32)	n/a
Gain (Loss) for indexed assets and liabilities	2	8	(6)	(75.1%)
FINANCIAL RESULT	(78)	(26)	(52)	203.1%

Other earnings	1	-	1	n/a
Share of profit (loss) of associates accounted for using the equity method	4	3	1	16.1%
OTHER NON-OPERATING RESULTS	4	3	1	33.3%

NET INCOME BEFORE TAXES	242	249	(7)	(2.8%)
Income Tax	(68)	(63)	(5)	7.8%

NET INCOME OF THE PERIOD	174	186	(12)	(6.4%)
Attributable to Shareholders of the parent company	162	175	(12)	(7.0%)
Attributable to Non-controlling interest	12	12	-	-

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

Financial Result

Enel Chile’s consolidated financial result recorded a loss of US$ 78 million as of March 31, 2026, representing a higher expense for US$ 52 million compared to the loss of US$ 26 million reported at the end of the first quarter of 2025.

The main factors explaining this result are described below:

▪	A decrease in financial income of US$ 4 million, primarily due to lower interest income resulting from the application of Law No. 21,185 on tariff stabilization, amounting to US$ 5 million. This was offset by an increase in income from temporary investments in fixed-income instruments of US$ 1 million.

▪     An increase in financial expenses of US$ 11 million, mainly explained by: (i) a decrease in capitalization of interest of US$ 9 million, primarily in the Generation Segment, resulting from the commissioning of the Los Cóndores power plant during the first quarter of 2025; and (ii) an increase in financial costs from payment schedule optimization agreements with suppliers of US$ 4 million. This was partially offset by: (i) a decrease in financial expenses with related parties of US$ 1 million associated with lower debt to Enel Finance International (EFI); and (ii) an increase in bank fees and commissions of US$ 1 million.

▪     An increase in foreign exchange rate differences losses of US$ 32 million compared to the same period in 2025, primarily due to: (i) an increase in negative foreign exchange rate differences on accounts receivable and payable with related parties of US$ 33 million; (ii) an increase in negative foreign exchange rate differences on trade accounts of US$ 42 million; and (iii) an increase in negative foreign exchange rate differences on cash and cash equivalents of US$ 8 million. This was partially offset by: (i) a decrease in negative foreign exchange rate differences on derivative instruments of US$ 47 million; and (ii) an increase in positive foreign exchange rate differences on other financial assets of US$ 4 million.

▪     A decrease in income from indexed units of US$ 6 million compared to the same period in 2025, mainly explained by: (i) a decrease in income from the adjustment of trade receivables of US$ 2 million; and (ii) a decrease in income from the adjustment of tax assets of US$ 4 million.

Corporate income tax

Corporate income tax amounted to a loss of US$ 68 million for the period ended March 31, 2026, representing an increase in expense of US$ 5 million compared to the same period of the prior year. This variation is primarily due to an increase in tax expense of US$ 3 million resulting from price-level restatement.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

Performance of key financial ratios

RATIO		UNIT	Mar-26	Dec-25	Mar-25	Change	% Change

Liquidity	Liquidity (1)	Times	0.90	0.91	-	(0.01)	(1.0%)
	Acid-test (2)	Times	0.86	0.87	-	(0.01)	(1.4%)
	Working capital	US$ million	(237)	(234)	-	(3)	1.1%
Leverage	Leverage (3)	Times	1.25	1.33	-	(0.08)	(6.4%)
	Short-term debt (4)%		33.7%	33.6%	-	0.1 p.p	0.3%
	Long-term debt (5)%		66.3%	66.4%	-	(0.1 p.p.)	(0.2%)
	Financial expenses coverage (6)	Times	4.77	-	9.04	(4.27)	(47.2%)
Profitability	Op. income / Op. Revenues	%	26.3%	-	24.6%	1.7 p.p	7.1%
	ROE (7)%		10.0%	-	3.5%	6.5 p.p	185.8%
	ROA (8)%		4.5%	-	1.7%	2.8 p.p	162.8%

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments / Current Liabilities
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA / Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	Current liquidity as of March 31, 2026, stood at 0.90 times, representing a 1.0% decrease compared to March 31, 2025. This change is primarily due to transfers from long-term debt to the public, an effect that was partially offset by a decrease in trade payables.

>	Working capital as of March 31, 2026, had a negative value of US$ 237 million, representing a decrease of US$ 3 million compared to the negative working capital recorded as of March 31, 2025. This change is attributable to the same factors explained above.

>	The debt-to-equity ratio was 1.25 times, representing the degree of commitment of Enel Chile’s equity as of March 31, 2026, compared to 1.33 times as of March 31, 2025. This decrease is primarily due to an increase in the Company’s equity resulting from the profit earned in the current period.

>	The financial cost coverage ratio for the period ended March 31, 2026, was 4.77 times, indicating the ability to cover financial expenses with EBITDA. The 47.2% decrease in this ratio compared to March 2025 (9.04 times) is primarily explained by the increase in financial expenses and foreign exchange rate differences for the 2026 period.

>	The profitability ratio stood at 26.3% as of March 31, 2026, compared to 24.6% in the same period of 2025. The improved performance, amounting to 1.7 percentage points, is primarily due to the gas optimization transaction which generated an increase in other revenue of US$ 140 million resulting from the commercial agreement with Shell signed during the first quarter of 2026.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

>	Return on equity was 10.0% as of March 31, 2026, representing an increase of 6.5 percentage points from the 3.5% recorded as of March 31, 2025. This change is largely due to the extraordinary loss booked in December 2024 (of US$ 657 million before taxes and minority interests) resulting from the discontinuation of accounting hedges associated with revenues directly linked to the performance of the U.S. dollar, which the Company had maintained until that date. Excluding the extraordinary effect, the return on equity would have decreased by 2.9 percentage points (10.0% as of March 31, 2026, and 12.9% as of March 31, 2025).

>	Return on assets reached 4.5% as of March 31, 2026, representing an increase of 2.8 percentage points from the 1.7% recorded in 2025. Excluding the extraordinary effects booked in December 2024, as mentioned above, the return on assets would have decreased by 1.2 percentage points (4.5% as of March 31, 2026, and 5.7% as of March 31, 2025).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

2.	BALANCE SHEET ANALYSIS

The Company’s Total Assets decreased by US$ 108 million as of March 31, 2026, compared to total assets as of December 31, 2025.

ASSETS (Figures in US$ million)	Mar-26	Dec-25	Change	% Change

Current Assets	2,155	2,239	(84)	(3.8%)
Non Current Assets	10,641	10,665	(24)	(0.2%)

Total Assets	12,796	12,904	(108)	(0.8%)

Current Assets decreased by US$ 84 million as of March 31, 2026, and the changes in the main items are summarized as follows:

•	A decrease in Other Current Non-Financial Assets of US$ 49 million, primarily explained by: (i) a decrease in VAT tax credit of US$ 29 million, mainly from the generation segment; (ii) a decrease in balance of prepaid expenses of US$ 12 million; and (iii) a decrease in balance of other items of US$ 8 million.

•	A decrease in Current accounts receivable from related parties of US$ 25 million, primarily due to a decrease in receivable from: (i) GNL Chile S.A. of US$ 21 million, corresponding to advance payments for gas purchases; (ii) a decrease in receivable from Enel Américas of US$ 7 million, for IT and administrative services. This was partially offset by an increase in receivables from Enel Global Trading S.p.A. for commodity derivative transactions of US$ 3 million.

•	Decrease in Trade receivables and other current receivables of US$ 11 million; this change is primarily explained by: (i) a decrease of US$ 30 million due to the translation to U.S. dollars of receivables denominated in Chilean pesos from Enel Distribución Chile’s regulated customers; and (ii) a decrease of US$ 25 million in accounts receivable resulting from the application of the tariff stabilization mechanism to regulated customers. This was partially offset by an increase of US$ 37 million due to higher accounts receivable arising from the normal billing and collection cycle.

•	A decrease in Cash and cash equivalents of US$ 8 million, primarily attributable to the following cash outflows: (i) payments to suppliers of US$ 1,452 million; (ii) purchases of property, plant, and equipment of US$ 76 million; (iii) other payments related to operating activities of US$ 69 million, mainly for VAT and other taxes; (iv) dividend payments of US$ 60 million; (v) payments arising from futures, forward, options, and swap contracts of US$ 60 million; (vi) repayment of bank loans of US$ 50 million; (vii) income tax payments (refunds) of US$ 50 million; (viii) payments to employees of US$ 42 million; (ix) interest payments of US$ 23 million; (x) a negative impact from exchange rate fluctuations on cash and cash equivalents of US$ 13 million; (xi) payments of lease liabilities of US$ 6 million; (xii) purchases of intangible assets of US$ 2 million; (xiii) other cash outflows (from financing activities) of US$ 2 million; (xiv) other cash outflows (from operating activities) of US$ 1 million. All of the above, partially offset by the following cash inflows from: (i) collections from customers of US$ 1,778 million; (ii) bank loans of US$ 100 million; (iii) proceeds from the leasing and subsequent sale of those assets of US$ 6 million; (iv) other proceeds from operating activities of US$ 6 million; (v) proceeds from the sale of property, plant, and equipment of US$ 4 million; and (vi) interest received of US$ 3 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

The above was partially offset by:

•	An increase in Current inventory of US$ 8 million, primarily due to higher gas inventory as of March 31, 2026, compared to the year ended December 31, 2025.

Non-current assets decreased by US$ 24 million as of March 31, 2026. The changes in the main items are described as follows:

•	A decrease in Right-of-use assets of US$ 12 million, primarily explained by: (i) a decrease due to depreciation for the period of US$ 7 million, (ii) a decrease due to translation differences of US$ 7 million, and (iii) a decrease due to contract modifications and early terminations of US$ 4 million. This was partially offset by new right-of-use asset contracts of US$ 6 million.

•	A decrease in Trade receivables and other non-current receivables of US$ 7 million, primarily explained by: (i) a decrease of US$ 22 million due to the transation to U.S. dollars of receivables denominated in Chilean pesos from Enel Distribución Chile; and (ii) a decrease of US$ 1 million related to lower agreements with regulated customers. This was partially offset by an increase of US$ 16 million due to the application of laws establishing tariff stabilization mechanisms for regulated customers.

•	Decrease in Intangible assets other than goodwill of US$ 5 million, explained mainly by a decrease in amortization for the period.

•	Decrease in Goodwill of US$ 4 million, explained by a negative variation resulting from foreign currency translation differences at the subsidiary Enel Distribución Chile.

The above was partially offset by:

•	An increase in Investments accounted for using the equity method of US$ 4 million, explained by higher equity income from our associate GNL Chile S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

The Company’s Total Liabilities, including Equity, amounted to US$ 12,796 million as of March 31, 2026, representing a decrease of 0.8% compared to total liabilities and equity as of December 31, 2025.

LIABILITIES AND EQUITY (Figures in US$ million)	Mar-26	Dec-25	Change	% Change

Current Liabilities	2,392	2,473	(82)	(3.3%)
Non Current Liabilities	4,705	4,881	(175)	(3.6%)
Total Equity	5,699	5,550	150	2.7%
Attributable to the Shareholders of parent company	5,314	5,176	138	2.7%
Attributable to Non-controlling interest	385	374	12	3.1%

Total Liabilities and Equity	12,796	12,904	(108)	(0.8%)

Current liabilities decreased by US$ 82 million as of March 31, 2026. The changes in the main components are explained below:

•	Decrease in Trade payables and other current payables of US$ 246 million, primarily due to: (i) a decrease in payments to suppliers for energy purchases of US$ 59 million; (ii) a decrease in payments to suppliers for fuel and gas purchases of US$ 38 million; (iii) a decrease in payables for goods and services of US$ 87 million; (iv) a decrease in accounts payable for the purchase of assets of US$ 20 million; (v) a decrease in dividends payable to third parties of US$ 26 million; and (vi) a decrease in accounts payable to employees of US$ 16 million.

•	A decrease in Current accounts payable to related parties of US$ 22 million, primarily due to a decrease in dividends payable to Enel S.p.A. of US$ 34 million. This was partially offset by: (i) an increase in accounts payable to Enel Global Trading S.p.A. of US$ 7 million for technical services; and (ii) an increase in accounts payable to Enel Global Services S.r.L. of US$ 3 million for IT services.

This was partially offset by:

•	An increase of US$161 million in Other current financial liabilities, primarily due to: (i) a US$ 206 million increase resulting from the reclassification of liabilities to the public maturing within the next 12 months from non-current to current; (ii) a US$ 17 million increase due to accrued interest. This was partially offset by: (i) a decrease in hedging derivatives of US$ 61 million; and (ii) a decrease of US$ 6 million in interest payments.

•	An increase in Current tax liabilities of US$ 27 million, explained mainly by higher income tax payable.

Non-current liabilities decreased by US$ 175 million as of March 31, 2026, and are primarily explained by the following:

•	A decrease in Other non-current financial liabilities of US$ 157 million, primarily due to a decrease in bond debt of US$ 206 million, which corresponds to the reclassification to current liabilities due to short-term maturity. This was partially offset by an increase in bank loans of US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

•	A decrease in Other non-current non-financial liabilities of US$ 5 million, explained by lower deferred revenue from energy sales.

•	Decrease in Non-current lease liabilities of US$ 5 million, explained mainly by: (i) an increase in lease payments of US$ 2 million; and (ii) a negative variation resulting from adjustments and exchange differences of US$ 2 million.

•	Decrease in Other non-current provisions of US$ 4 million, explained by lower deferred revenue from energy sales.

•	Decrease in Non-current accounts payable to related parties of US$ 3 million, primarily due to lower debt payable to Enel Finance International (EFI).

Total Equity amounted to US$ 5,699 billion as of March 31, 2026, representing an increase of US$ 150 million compared to December 31, 2025, and is primarily explained by the following:

•	Equity attributable to the owners of Enel Chile was US$ 5,314 million, broken down as follows: (i) Issued capital of US$ 3,896 million; (ii) Retained earnings of US$ 3,174 million; offset by a decrease in other negative reserves of US$ 1,756 million.

>	Retained earnings increased by US$ 162 million, which is explained by net income for the period of US$ 162 million.

>	Other reserves increased by US$ 25 million, primarily due to an increase in translation reserves of US$ 28 million, an effect that was offset by a decrease in cash flow hedge reserves of US$ 3 million.

•	Equity attributable to non-controlling interests was US$ 385 million, an increase of US$ 12 million compared to the balance as of December 31, 2025, primarily due to net income for the period of US$ 12 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

3.	MAIN CASH FLOWS

Enel Chile Group generated positive net cash flow of US$ 5 million for the period ended March 31, 2026, representing an improvement of US$ 4 million in net cash flow compared to the same period in 2025. The main factors explaining this higher positive net cash flow for the period are described below:

NET CASH FLOW (Figures in US$ million)	Mar-26	Mar-25	Change	% Change

From Operating Activities	175	152	23	14.9%
From Investing Activities	(129)	(113)	(17)	14.8%
From Financing Activities	(41)	(38)	(2)	5.9%

Total Net Cash Flow	5	1	4	n/a

Operating activities generated a net cash inflow of US$ 175 million for the period ended March 31, 2026. These cash flows consist primarily of: (i) cash inflows from sales of goods and services of US$ 1,778 million; (ii) proceeds from the lease and subsequent sale of those assets of US$ 6 million; and (iii) other proceeds from operating activities of US$ 6 million. These cash inflows were partially offset by: (i) payments to suppliers of US$ 1,452 million; (ii) other payments for operating activities of US$ 70 million, primarily for VAT and other taxes; (iii) income tax payments of US$ 50 million; (iv) payments to employees of US$ 42 million; and (v) Other cash outflows of US$ 1 million.

The positive change in operating cash flow of US$ 23 million compared to March 2025 is primarily explained by: (i) higher collections from sales of goods and services totaling US$ 177 million; (ii) higher other collections from operating activities totaling US$ 5 million; (iii) higher other cash inflows totaling US$ 4 million; (iv) an increase in collections from the leasing and subsequent sale of those assets of US$ 2 million. This was partially offset by: (i) an increase in payments to suppliers of US$ 109 million; (ii) an increase in other payments from operating activities of US$ 30 million; (iii) an increase in payments to employees of US$ 15 million; and (iv) an increase in income tax payments of US$ 12 million.

Investing activities generated a net cash outflow of US$ 129 million for the period ended March 31, 2026. These cash flows consist primarily of: (i) cash outflows from purchases of property, plant, and equipment totaling US$ 76 million; (ii) payments related to futures contracts, options, and swaps totaling US$ 60 million; and (iii) cash outflows from the purchase of intangible assets totaling US$ 2 million. This was partially offset by: (i) proceeds from the sale of property, plant, and equipment totaling US$ 4 million; and (ii) interest received totaling US$ 3 million.

The negative change in investing cash flow of US$ 17 million compared to March 2025 is primarily explained by an increase in payments arising from futures contracts, options, and swaps totaling US$ 60 million. This was partially offset by: (i) a decrease in purchases of intangible assets of US$ 24 million; (ii) a decrease in expenditures for the purchase of property, plant, and equipment of US$ 12 million; (iii) an increase in proceeds from the sale of property, plant, and equipment of US$ 4 million; (iv) a decrease in interest paid of US$ 1 million; and (v) an increase in interest received of US$ 1 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

Financing activities generated a net cash outflow of US$ 41 million for the period ended March 31, 2026. These cash flows consist primarily of cash outflows for: (i) dividend payments of US$ 60 million; (ii) interest payments of US$ 23 million; (iii) partial repayment of loans with the Corporación Andina de Fomento (CAF) of US$ 50 million; and (iv) lease liability payments of US$ 6 million. This was partially offset by cash inflows from a US$ 100 million loan granted by the Corporación Andina de Fomento (CAF).

The negative change of US$ 2 million in cash flows from financing activities compared to March 2025 is primarily explained by: (i) higher repayments of bank loans totaling US$ 50 million; (ii) higher interest payments on bonds totaling US$ 12 million; and (iii) higher payments of lease liabilities totaling US$ 1 million; This was partially offset by: (i) an increase in proceeds from long-term loans of US$ 50 million; (ii) a decrease in dividend payments of US$ 10 million; and (iv) a decrease in other cash outflows of US$ 1 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended March 31, 2026, and 2025:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Mar-26	Mar-25	Mar-26	Mar-25

Generation business	49	70	79	68
Distribution & Networks business	25	16	17	14
Other business activities	2	2	3	2

Total Consolidated ENEL CHILE Group	76	88	99	84

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

The financial position and results of operations may be adversely affected if risk exposure to interest rate, commodity price, and foreign exchange rate is not effectively managed. For further details on the risks covered, please refer to Note 22 of Enel Chile’s Consolidated Financial Statements as of March 31, 2026, available at the following link: https://www.enel.cl/en/investors/investor-enel-chile/information-for-the-shareholder/quarterly-results.html

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2026

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 4.e. of the Financial Statements as of March 31, 2026.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of March 31, 2026, available at the following link: https://www.enel.cl/en/investors/investor-enel-chile/information-for-the-shareholder/quarterly-results.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
--------------------------------------------------

Title: Chief Executive Officer of Enel Chile S.A.

Date: April 30, 2026